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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        COMMISSION FILE NUMBER: 000-20715

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F
              [X] Form 10-Q    [ ] Form N-SAR

For Period Ended: June 30, 2002

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:
                                 -----------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:            Prestige Bancorp, Inc.
                           --------------------------------------------

Former Name if Applicable:
                           ----------------------------------------------------

Address of Principal Executive Office (Street and Number):
                                               710 Old Clairton Road
                                        --------------------------------

City, State and Zip Code:           Pleasant Hills, Pennsylvania  15236
                           -----------------------------------------------------




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                       PART II -- RULES 12B-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [Not Applicable]


                               PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheet if needed).

         The registrant's report on Form 10-Q for the quarter ended June 30, 2002 could not be filed on its regular due date of August 14, 2002 because the registrant was not able to obtain in a timely manner, without unreasonable effort or expense, a substitute accountant to review the financial statements included in the Form 10-Q, in place of its former accountant, Arthur Andersen, LLP. The delay is attributed primarily to the additional requirements imposed by the Sarbanes-Oxley Act of 2002, which became law on July 30, 2002.

         Management has recently determined, in light of the new requirements for management's certification of compliance with all SEC requirements set forth in Section 906 of the Sarbanes-Oxley Act, that a review of its financial statements included in the Form 10-Q by an independent accountant prior to such filing is necessary. Management had previously determined that such review (even though technically required) had not been necessary in light of the facts that
(1) Prestige's previous accountant, Arthur Andersen, could not review its second quarter results, (2) Prestige's anticipated merger with Northwest Bancorp, Inc. would cause Prestige to cease to exist by mid-September, (3) obtaining an independent auditor for review of a single quarter could entail undue effort and/or expense, and (4) its financial results were not significantly different from its first quarter results and would not significantly affect its stock price. Prestige's counsel had held informal conversations with representatives of the Securities and Exchange Commission about the issue.

         At this time Prestige management is in the process of immediately engaging an independent accountant to review its financial statements. Management will attempt to have such a review completed within five days of the required filing date of the Form 10-Q in question, by Monday, August 19, 2002; however, it is estimated that this review may not be concluded until approximately one week from August 14, 2002. At the time of its completion the results of the review will be made public through appropriate filings so that management may


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fulfill its obligations under the periodic reporting requirements and the
Sarbanes-Oxley Act of 2002. Although there can be no assurance that the independent review will not result in changes to the preliminary results for the quarter, management is reasonably confident of the accuracy of its unreviewed financial information. It has, therefore, already announced its unreviewed financial results for the quarter ended June 30, 2002 in a recent press release.

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                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         James Hein                        412                 655-1190
-------------------------------------------------------------------------------
         (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                  [ X ] Yes         [  ]    No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ X ]    Yes      [  ]    No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively.

                                       Prestige Bancorp, Inc.
                                    --------------------------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002                     By: /s/ Mark R. Schoen
      ------------------                      ---------------------------------
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).



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                                Part IV, Item (3)


Explanation of anticipated change in results of operation.

         As previously announced in the press release of Prestige Bancorp regarding its financial results for the second quarter of 2002, unreviewed financial results indicate that the company realized a net loss for the quarter ended June 30, 2002 of $99,000 or ($.10) per diluted share and a net loss for the six months ended June 30, 2002 of $219,000 or ($.22) per diluted share. Exclusive of merger-related expenses of $75,000 and $152,000 for the three and six-month periods ended June 30, 2002, net of tax, the net loss would have been $24,000 and $67,000 respectively. This compares to net income of $299,000 or $.31 per diluted share and $332,000 or $.34 per diluted share for the three and six month periods ended June 30, 2001, respectively. Excluding a curtailment gain realized by terminating the Bank's pension plan in 2001 of $292,000, net of taxes, net income was $7,000 or $.01 per diluted share for the six months ended June 30, 2001 and $40,000 or $.04 per diluted share for the six months ended June 30, 2001.

         The net loss of $24,000 for the quarter ended June 30, 2002, exclusive of merger-related expenses, net of tax, represented a $31,000 decrease from the $7,000 net income for the same period in 2001, excluding the curtailment gain of $292,000, net of taxes.

         The net loss of $67,000 for the six months ended June 30, 2002, exclusive of merger-related expenses, net of tax, represented a $107,000 decrease from the $40,000 net income for the same period in 2001, excluding the curtailment gain of $292,000, net of taxes.